FORM 5 |_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). |_| Form 3 Holdings Reported |_| Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol SUMmedia.com, Inc. ISUM					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director ___ 10% owner _X_Officer (give title below): ___Chief Financial Officer_____ ___ Other (specify below)
(Last)(First)(Middle) Baergen, L. Evan	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year December 2001
(Street) Suite #310 750 Terminal Ave.			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) __X_ Form Filed by One Reporting Person ____ Form Filed by More than One Reporting Person
(City) (State) (Zip) Vancouver, BC V6A 2M5 CANADA	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Nil

* If the form is filed by more than one reporting person, see instruction 4(b)(v).
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$3.125	01/10/00	(A)	75,000				Common Stock		N/A	75,000	(D)	N/A

Explanation of Responses:
_______L. Evan Baergen______________ **Signature of Reporting Person	_________February 11, 2002__________ Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.
http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 02/11/2002